BRT Realty Trust
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

August 30, 2016
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    BRT Realty Trust (the “Company”)
Registration Statement on Form S-3
Filed August 16, 2016
File No. 333-213162
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement under said Act, so that the same will be declared effective on August 31, 2016 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.
The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at 516-773-2759 or Asher Gaffney, Esq. at (516) 773-2754.
Very truly yours,
BRT Realty Trust

By: /s/ George Zweier
George Zweier
Chief Financial Officer